SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 23, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press release dated January 22, 2005 re. France Telecom: award of the arbitration tribunal on the dispute with the Republic of Lebanon

Press release

Paris, February 22, 2005

France Télécom: award of the arbitration tribunal on the dispute with the Republic of Lebanon

The Arbitration Tribunal seized in 2002 in connection with the proceeding brought under the Franco-Lebanese convention for the encouragement and reciprocal protection of the investments and UNCITRAL Arbitration Rules (United Nations Commission on International Trade Law), notified its award to the parties today.

The dispute before the Arbitration Tribunal related to the BOT contract (Build, Operate and Transfer) of FTML (66.66% of the company owned by France Telecom) and in particular on its early termination in 2001 and the consequences of such termination.

The Arbitration Tribunal accepted the main claims presented by France Telecom, through two subsidiary companies FTML and FTMI and awarded 266 million dollars to FTML in the way of indemnification.

The Arbitration Tribunal declared itself competent regarding the collection money order (mandat de recouvrement) issued by the Republic of Lebanon in April 2000 and considered that FTML is not liable regarding the 300 million dollars claimed in this respect.

France Telecom, in comprehension with the competent Lebanese authorities, will draw all necessary inferences from this award.

Press contacts:

Tel: 00 33(0)1 44 44 93 93

Nilou du Castel

nilou.ducastel@francetelecom.com

Caroline Chaize

caroline.chaize@francetelecom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 23, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information